UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CytoDyn Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23283M101

(CUSIP Number)

Richard G. Pestell, M.D., Ph.D.

c/o CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Telephone: (360) 980-8524

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 23283M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Richard G. Pestell, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: AUSTRALIA and UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 16,539,076*
	8.	Shared Voting Power: 5,955,555*
	9.	Sole Dispositive Power: 16,539,076*
	10.	Shared Dispositive Power: 5,955,555*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,494,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.4%*
14.	Type of Reporting Person (See Instructions): IN

*	See Item 5 for additional information.

CUSIP No. 23283M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): ProstaGene, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 5,955,555*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,955,555*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,955,555*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.0%*
14.	Type of Reporting Person (See Instructions): CO

*	See Item 5 for additional information.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed jointly by (i) Dr. Richard G. Pestell, a citizen of Australia and the United States of America (“Dr. Pestell”), as the founder and majority equity holder of ProstaGene, LLC, a Delaware limited liability company (“ProstaGene,” and together with Dr. Pestell, the “Reporting Persons”), and (ii) ProstaGene.

This Amendment is being filed to supplement and amend the Schedule 13D filed with the Securities and Exchange Commission on November 26, 2018 (the “prior Schedule 13D”) with respect to beneficial ownership of the shares of Common Stock, par value $.001 per share (the “Common Stock”) of CytoDyn Inc., a Delaware corporation (the “Issuer”). The prior Schedule 13D, as amended and supplemented by this Amendment, is referred to herein as “this Schedule 13D.”

This Amendment constitutes an exit filing for ProstaGene.

This Amendment hereby amends Item 5 of the prior Schedule 13D as follows:

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a)-(b)        Beneficial ownership percentage is based upon 304,153,264 shares of Common Stock of the Issuer, issued and outstanding as of February 13, 2019, based on information reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on February 14, 2019. Dr. Pestell is the founder and majority equity holder of ProstaGene, of which substantially all the assets and certain liabilities were acquired by the Issuer on November 16, 2018, as reported in Item 4 and Item 6 of this Schedule 13D.

As of February 13, 2019, Dr. Pestell held a direct interest in (i) 8,342,000 shares of Common Stock that are subject to certain transfer restrictions as set forth in the agreements entered into in connection with the Acquisition, as reported in Item 6 of this Schedule 13D (the “Restricted Shares”), (ii) 8,197,076 shares of Common Stock subsequently distributed to Dr. Pestell by ProstaGene (the “Distribution Shares”), and (iii) stock options to purchase 350,000 shares of Common Stock of the Issuer issued to Dr. Pestell in connection with his appointment as the Issuer’s Chief Medical Officer (the “Option Shares”), which are not exercisable within 60 days of the date of this report.

As of February 13, 2019, Dr. Pestell held an indirect interest in (i) 414,351 of the 555,555 remaining shares of Common Stock issued to ProstaGene on the closing date of the Acquisition for further distribution to its members (the “Closing Date Shares”), and (ii) 4,171,013 of the 5,400,000 shares of common stock held in escrow for the benefit of ProstaGene, as reported in Item 6 of this Schedule 13D (the “Escrow Shares”).

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Dr. Pestell may be deemed to beneficially own (i) 8,342,000 Restricted Shares, (ii) 8,197,076 Distribution Shares, (iii) 555,555 Closing Date Shares, and (iv) 5,400,000 Escrow Shares, for an aggregate beneficial ownership percentage of approximately 7.4% of the shares of Common Stock deemed to be issued and outstanding as of February 13, 2019. Dr. Pestell disclaims beneficial ownership of the 5,955,555 shares of Common Stock held directly by ProstaGene except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

As of February 13, 2019, for purposes of Reg. Section 240.13d-3, ProstaGene may be deemed to beneficially own (i) 555,555 Closing Date Shares, and (ii) 5,400,000 Escrow Shares, for an aggregate beneficial ownership percentage of approximately 2.0% of the shares of Common Stock deemed to be issued and outstanding as of February 13, 2019. ProstaGene disclaims beneficial ownership of any shares of Common Stock held directly by Dr. Pestell.

(c)        On February 13, 2019, ProstaGene completed a distribution to its members of 12,702,445 Closing Date Shares, of which 8,197,076 were distributed directly to Dr. Pestell.

(d)        Not applicable.

(e)        As of February 13, 2019, as a result of the distributions reported in Item 6 of this Schedule 13D, ProstaGene ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2019
(Date)

/s/ Richard G. Pestell, M.D., Ph.D.
Richard G. Pestell, M.D., Ph.D.*

PROSTAGENE, LLC *

By:	/s/ Richard G. Pestell, M.D., Ph.D.
Name: Richard G. Pestell, M.D., Ph.D.
Title: Chief Executive Officer

*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).